Via Facsimile and U.S. Mail
Mail Stop 6010

August 31, 2009

Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: Protective Life Corporation
              Form 10-K for the Year Ended December 31, 2008
              Filed on February 27, 2009
              File No. 001-11339

Dear Mr. Bielen:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Joel Parker
              Accounting Branch Chief